MARY JANE’S CBD DISPENSARY, INC.

7115 Blanco Road, Suite 113

Castle Hills, TX 78216

July 11, 2019

VIA EDGAR

Scott Anderegg,

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw the Registration Statement on Form S-1 Registration Number 333-227270

Ladies and Gentlemen:

On September 10, 2018, Mary Jane’s CDB Dispensary, Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form F-1 (together with the amendments and exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), which was declared effective on February 14, 2019.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.

The Company has determined at this time not to proceed with the offering as contemplated by the Registration Statement and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Although the Registration Statement had been declared effective by the Commission, no securities were sold under the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Scott Doney, Esq. of The Doney Law Firm at 702-982-5686.

Very truly yours,

By:	/s/ Mason Habib
Mason Habib
Chief Executive Officer